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Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

May 25, 2016	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold Announces AGM Results

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) (the “Company”) is pleased to announce the results from its annual meeting of shareholders held on May 24, 2016.

Detailed results of the meeting are set out below:

Total shares voted:	137,358,266

Total shares issued and outstanding:	315,562,210

Total percentage of share voted:	43.53%

The nominees listed in the management proxy circular dated April 24, 2016 were elected as directors of Timmins Gold at the meeting as follows:

Director	Votes in Favour	%	Votes Withheld	%
Mark Backens	135,649,355	98.76	1,708,911	1.24
George Brack	135,765,537	98.84	1,592,729	1.16
Bryan Coates	135,644,855	98.75	1,713,413	1.25
Anthony Hawkshaw	135,702,792	98.79	1,655,474	1.21
Stephen Lang	135,642,752	98.75	1,715,514	1.25
Paula Rogers	135,641,641	98.75	1,716,625	1.25
José Vizquerra	135,696,652	98.79	1,661,614	1.21

Additionally, the following resolutions were passed:

1.	The Appointment of and Remuneration of Auditor Deloitte LLP

2.	Amendment and Restatement of Stock Option Plan

Mark Backens, Interim CEO of Timmins Gold Corp., stated, “We very much appreciate the support of our shareholders. We would also like to take this opportunity to thank outgoing Board Member Luc Lessard for his contribution to the Company over the last two years.”

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora, Mexico. The Company is also focusing on developing the Ana Paula gold project in the Guerrero Gold Belt, Mexico.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production, possible capital savings and estimates of capital, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.